File No : 82 - 34825

Rule 12g3-2(b) File No. 82-34825

08.03.2007

Office of International Corporation Financ[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07021712

SUPPL

Akbank T.A.S.
<u>Rule 12g3-2(b) File No. 82-34825</u>

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan
Investor Relations
Division Head

Arbil Öztozlu
Investor Relations
Team Manager

Enclosure;

News on Issued Capital Increase

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

3/12

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)

File No : 82 - 34825

Issued Capital Increase

The procedure for increasing Akbank's issued capital to TRY 2,400,000,000 from TRY 2,200,000,000 has been finalised and such has been registered at the Istanbul Trade Registry Office on 02.03.2007 and announced at the T.Trade Registry Gazette, with date and number 07.03.2007/6760.

08.03.2007

6115-12/2004 (882)

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

END